UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF

eLong, Inc

(Exact Name of Registrant as Specified in its Charter)

Block B, Xing Ke Plaza

10 Jiuxianqiao Zhonglu

Chaoyang District, Beijing 100016

People’s Republic of China

Attn: Justin Tang, Chief Executive Officer

Tel: +86 (10) 5860-2288

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                     No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                     No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On December 16, 2004, eLong, Inc. (the “Company”) issued a press release announcing that IAC/InterActiveCorp has exercised its warrant to purchase approximately 17.4 million shares of high-vote ordinary shares of eLong for an estimated cash purchase price of approximately US$108 million.

The Company’s press release is furnished as Exhibit 99.1 to this report.

The information herein and in the press release are intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibits.

99.1	Press Release issued by the Company on December 16, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: December 16, 2004	ELONG, INC.

	By:	/s/ Derek Palaschuk
	Name:	Derek Palaschuk
	Title:	Chief Financial Officer

EXHIBIT 99.1

ELONG ANNOUNCES WARRANT EXERCISE BY IAC/INTERACTIVECORP

IAC Increases Its Stake in eLong to 52%; Aggregate Investment of Approximately $167 Million

BEIJING - December 16, 2004 - eLong, Inc. (NASDAQ: LONG), a leading online travel service provider in China, today announced that IAC/InterActiveCorp (NASDAQ: IACI) has exercised its warrant to purchase approximately 17.4 million shares of high-vote ordinary shares of eLong for an estimated cash purchase price of approximately US$108 million. The number of shares and purchase price are subject to adjustment following exercise pursuant to the terms of the related warrant agreement. IAC acquired the warrant in connection with its initial investment in eLong in August 2004, in which IAC invested $58.7 million. eLong expects that this sale will be completed in January 2005.

In accordance with the transaction agreements relating to IAC’s initial investment, eLong will use half of the warrant proceeds to purchase approximately 8.7 million ordinary shares from certain of its pre-IPO shareholders. The repurchase will occur simultaneously with the completion of IAC’s warrant exercise. Following the completion of the sale to IAC and the repurchase from certain pre-IPO shareholders, IAC will own approximately 52% of the outstanding capital stock of eLong (on a fully diluted basis), representing approximately 96% of the total voting power of eLong. As a result of this exercise, IAC also has the right to designate four additional members for appointment to eLong’s Board of Directors.

In connection with IAC’s exercise of the warrant, eLong expanded the size of its Board of Directors from seven to 11 members and announced the appointment of the following four IAC designees to its Board of Directors: Mike Doyle, Chief Financial Officer, IAC Travel – Asia Pacific; Dermot Halpin, Managing Director, Expedia UK; Cameron Jones, Director, Hotels and Destination Services, IAC Travel – Asia Pacific; and Arthur Hoffman, Managing Director, Expedia Australia. Following these appointments, six of the 11 members of eLong’s Board of Directors will be IAC designees. eLong also announced the appointment of Martin Pompadur, Executive Vice President of News Corporation, who will replace Richard Xue, eLong’s Director and Vice President of Business Development and Strategy.

“We are extremely pleased to have a company of IAC’s caliber further validate the quality and success of eLong’s travel service offerings. By joining hands with IAC Travel, the world’s largest online travel company, we believe that eLong’s customers, suppliers, employees and shareholders will benefit from IAC Travel’s extensive resources, consumer reach and online travel expertise,” said Justin Tang, Chairman and Chief Executive Officer of eLong.

“eLong is leading a dramatic transformation in the way that travel is planned and purchased in China,” said Barney Harford, President, IAC Travel – Asia Pacific. “We are delighted to be deepening our relationship with eLong, and we are excited by the opportunity this provides us to embrace the growth potential of the Chinese travel market. China represents an $87 billion travel and tourism market opportunity today, forecast to grow to more than $300 billion by 2014*.”

eLong was advised by Allen & Company in connection with this transaction.

About eLong, Inc.

Founded in 1999, eLong is an independent travel service company headquartered in Beijing with a national presence across China. The Company uses web-based distribution technologies and a 24-hour nationwide call center to provide consumers with consolidated travel information and the ability to access hotel reservations at discounted rates at over 2,600 hotels in major cities across China. The Company also offers air ticketing and other travel related services, such as rental cars, vacation packages and corporate travel services.

eLong operates the websites http://www.elong.com and http://www.elong.net.

About IAC/InterActiveCorp

IAC/InterActiveCorp (NASDAQ: IACI) operates leading and diversified businesses in sectors being transformed by the internet, online and offline IAC’s mission is to harness the power of interactivity to make daily life easier and more productive for people all over the world.

IAC consists of IAC Travel, which includes Expedia, Hotels.com, Hotwire, Interval International, Classic Custom Vacations and Expedia Corporate Travel; HSN; Ticketmaster, which oversees ReserveAmerica; Match.com; Precision Response Corporation; IAC Local and Media Services, which includes Citysearch, Evite, Entertainment Publications, TripAdvisor and ServiceMagic; IAC Financial Services and Real Estate, which includes LendingTree, RealEstate.com, GetSmart, and Domania; and IAC Interactive Development which includes ZeroDegrees. http://iac.com

eLong Contact Information:

Raymond Huang

eLong, Inc.

Investor Relations Manager

ir@corp.elong.com

86-10-5860-2288 ext. 6633

*	Source: Personal Travel, Tourism and Business Travel estimates, 2004 Travel & Tourism Economic Research Report, World Travel & Tourism Council (WTTC)

Safe Harbor Statement

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s historical operating losses, its limited operating history, declines or disruptions in the travel industry, the recurrence of SARS, eLong’s reliance on the relationships with hotel suppliers and airline ticket suppliers, failure of competing against new and existing competitors, risks associated with IAC’s investment in eLong, changes in its management team and other key personnel and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended. eLong undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

###